SEC
Mail Processing
Section

FEB 22 2012

Washington, DC
123

SECU 12010902 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.H.Leblang, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 East 56th Street #6F
(No. and Street)

New York, New York 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lila Leblang 212-308-5850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schulman Wolfson & Abruzzo, LLP
(Name – *if individual, state last, first, middle name*)

1001 Avenue of Americas New York, New York 10018
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

M. H. Leblang, Inc.

Financial Statements

December 31, 2011

M H Leblang, Inc.
Financial Statements

December 31, 2011

Index

Schulman Wolfson & Abruzzo, LLP
certified public accountants and advisors
1001 Avenue of the Americas, Suite 1000, New York, NY 10018
Phone: (212) 868-5781 • Fax: (212) 868-5782
www.swallp.com

New Jersey Office
2 King Arthur Court, Suite A
North Brunswick, New Jersey 08902
Phone: (908) 964-8300
Fax: (908) 964-9090

Board of Directors
M. H. Leblang, Inc.
New York, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of financial condition of M. H. Leblang, Inc. (Company), as of December 31, 2011, and the related statements of income, cash flows and changes in stockholders' equity for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. H. Leblang, Inc., as of December 31, 2011, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information, pages 9, 10, and 11, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schulman Wolfson & Abruzzo, LLP

Schulman Wolfson & Abruzzo, LLP
New York, New York
February 16, 2012

M. H. Leblang, Inc.

Statement of Financial Condition
December 31, 2011

Assets

Current Assets		
Cash	$ 147,963	
Investment in annuity	8,567	
Commissions receivable	33,370	
Due from stockholder/officer	738	
Total Assets		$ 190,638

Liabilities and Stockholder's Equity

Current Liabilities		
Accrued expenses	$ 76,316	
Corporation Income Taxes	10,276	
Total Current Liabilities	86,592	
Total Liabilities		86,592
Capital stock, no par value, 200 shares authorized and outstanding	$ 5,000	
Retained earnings	92,365	
Accumulated other comprehensive income	6,681	
Total Stockholder's Equity		104,046
Total Liabilities and Stockholder's Equity		$ 190,638

M. H. Leblang, Inc.

Statement of Income
Year Ended December 31, 2011

Revenues		
Commission income		$ 280,994
Expenses		
Accounting	$ 13,957	
Administration	8,124	
Commission expense	88,025	
Computer expense	200	
Consultants	54,650	
Entertainment	4,961	
Fees and licenses	2,245	
Insurance	1,992	
Miscellaneous	476	
Office expense	16,618	
Office salaries	28,818	
Postage	682	
Rent	19,605	
Telephone	2,888	
Travel	2,870	
Utilities	1,870	
Total Expenses		247,981
Income from Operations		33,013
Other Income		
Interest income		7
Income Taxes		(10,290)
Net Income		22,730
Other Comprehensive Income		
Unrealized loss on investment in annuity		(1,064)
Comprehensive Income		$ 21,666

M. H. Leblang, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

	Shares	Amount	Retained Earnings	Other Comprehensive Income (Loss)	Total
Balance – January 1, 2011	200	$ 5,000	$ 69,635	$ 7,745	$ 82,380
Net Income	--	--	22,730	--	22,730
Unrealized gain on investment in annuity	--	--	--	(1,064)	(1,064)
Balance – December 31, 2011	200	$ 5,000	$ 92,365	$ 6,681	$ 104,046

See independent auditors' report and notes to financial statements

M. H. Leblang, Inc.

Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from Operating Activities	
Net income	$ 22,730
Adjustments to reconcile net income to net cash by operating activities:	
Changes in operating assets and liabilities:	
Increase in Commission receivable	(27,124)
Increase in Accrued expenses	70,316
Increase in Corporate income taxes	7,999
Net cash provided by Operating Activities	73,921
Cash flows from Investing Activities	
Proceeds from loan receivable	33,855
Repayments from stockholder/officer	9,437
Proceeds from investment in annuity	10,000
Net provided by Financing Activities	53,292
Increase in Cash	127,213
Cash – beginning of year	20,750
Cash – end of year	$ 147,963

1. OPERATIONS AND ORGANIZATION

M. H. Leblang, Inc. (Company) is a non-clearing broker-dealer (that does not carry customer accounts) registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FIRA"). The Company is exempt from SEC rule 15c3-3.

The Company derives their revenues from commissions earned primarily from the sales of life insurance, mutual funds and annuities.

The Company was incorporated in 1966 in the State of New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include all the accounts of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment in annuity

Investment in annuity is reported at fair value.

Commission Income

Commission income and related expenses are recognized on the effective date of the underlying transaction as reported by the paying company.

Financial Instruments

The Company considers the carrying amounts of financial instruments, including cash, commissions receivable, due from stockholder/officer and accrued expenses to approximate their fair values because of their relatively short maturities which approximate fair value.

Income Taxes

The Company classifies income tax assessments, if any, for interest in interest expense and for penalties in general and administrative expenses.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

3. ADOPTION OF ACCOUNTING POLICIES

As of December 31, 2011, the Company adopted the following accounting pronouncements without a material impact on the financial statements.

Statement of Financial Accounting Standards Statement No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162" (SFAS 168). FAS 168 establishes the FASB Accounting Standards Codification (Codification) as the source of authoritative accounting principles generally accepted in the United States (GAAP) recognized by the FASB.

As of December 31, 2011, the Company adopted SFAS No. 165 "Subsequent Events" (FAS 165). SFAS No. 165 establishes general standards of accounting for; and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 sets forth: (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

4. INVESTMENT IN ANNUITY

As of December 31, 2011, investment in annuity consisted of an annuity contract, with underlying equity mutual funds, and a cost basis of $6,082. Management has classified the investment as available-for-sale and unrealized gains have been excluded from net loss and reported in comprehensive income.

5. DUE FROM STOCKHOLDER/OFFICER

Due from stockholder/officer of the Company was due on demand, without interest, and was repaid in 2012.

6. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2011, the Company paid commissions of $56,580 to relatives of the shareholder/officer.

7. INCOME TAXES

Management has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements as of January 1, 2007, December 31, 2007, December 31, 2008, December 31, 2009, December 31, 2010 and December 31, 2011.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. At December 31, 2011, the Company had net capital of $61,364 which was $56,360 in excess of its required net capital of $5,000. The Company's net capital ratio was 8.14 to 1.

9. CONSIDERATION OF SUBSEQUENT EVENTS

The Company evaluated all events and transactions occurring after December 31, 2011 through February 24, 2012, the date these financial statements were issued, to identify subsequent events which may need to be recognized or non-recognizable events which would need disclosure. No recognizable events were identified.

M. H. Leblang, Inc.

Supplemental Information
Computation of Net Capital under Rule 15c3-1 of
The Securities and Exchange Commission
December 31, 2011

Total stockholder's equity		$ 104,046
Deductions		
Non-allowable assets		
Commissions receivable	(33,370)	
Investment annuity	(8,567)	
Due from officer	(738)	
		(42,675)
Net Capital		$ 61,371
Net Capital Required		$ 5,000

See notes to financial statements

M. H. Leblang, Inc.

Supplemental Information
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of
The Securities and Exchange Commission
December 31, 2011

The provisions of Rule 15c3-3 are not applicable to the Company as of December 31, 2011 in accordance with Rule 15c3-3(k) (2) (ii).

M. H. Leblang, Inc.

Supplemental Information
Reconciliation under Rule 17a-5(d) (4) of
The Securities and Exchange Commission
December 31, 2011

Reconciliation of Computation of Net Capital

Net capital, per FOCUS Report, Part 11A	$ 61,364
Reconciling items	None
Net Capital, as defined, per page 8	$ 61,364

See notes to financial statements

Schulman Wolfson & Abruzzo, LLP
certified public accountants and advisors
1001 Avenue of the Americas, Suite 1000, New York, NY 10018
Phone: (212) 868-5781 • Fax: (212) 868-5782
www.swallp.com

New Jersey Office
2 King Arthur Court, Suite A
North Brunswick, New Jersey 08902
Phone: (908) 964-8300
Fax: (908) 964-9090

February 16, 2012

Board of Directors
M H Leblang, Inc.
300 East 56th Street, #6F
New York, NY 10022

In planning and performing our audit of the financial statements and supplemental schedules of M H Leblang, Inc. (Company), as of and for the year ended December 31, 2011. We considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) (I) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exempted provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the

financial statements being audited may occur and not be detected within a timely period by employee in the normal course of performing their assigned functions. We noted no matters involving internal control that we consider to be material weaknesses, as defined above. This report does not affect our report thereon dated February 16, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives, except for the matter discussed above, which has been corrected.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York

Schulman Wolfson & Abruzzo, LLP

Schulman Wolfson & Abruzzo, LLP

Schulman Wolfson & Abruzzo, LLP
certified public accountants and advisors
1001 Avenue of the Americas, Suite 1000, New York, NY 10018
Phone: (212) 868-5781 • Fax: (212) 868-5782
www.swallp.com

New Jersey Office
2 King Arthur Court, Suite A
North Brunswick, New Jersey 08902
Phone: (908) 964-8300
Fax: (908) 964-9090

February 15, 2012

To the Board of Directors
M. H. Leblang, Inc.
c/o Lila Leblang
M. H. Leblang, Inc.
300 East 56th Street, #6F
New York, New York 10022

Board of Directors,

In connection with our audit of the financial statements and supplemental information of M. H. Leblang, Inc. (Company), as of and for the year ended December 31, 2011, which we have issued our auditors' report thereon, dated February 15, 2012, we have also reviewed their Anti-Money Laundering (AML) Program as required by the Bank Secrecy Act (BSA) and its implementing regulations and FINRA Rule 3310 (AML Compliance Program).

Our review consisted of the following:

1. Reading the Company's AML procedures for 2011 and 2012 and comparing such procedures to the FINRA Updated Small Firm Template – Anti-Money Laundering (AML) Program: Compliance and Supervisory Procedures.
2. Considered the Company's use of a risk-based approach to developing their AML policies, procedures, controls and monitoring.
3. Discussed with Lila Leblang, the Company's AML compliance officer, the Company's AML procedures, FINRA's suggested template and their compliance, as specifically applicable to the Company.
4. In connection with our audit, we consider revenues and customers of the Company.
5. The use of a risk based review as allowable under FINRA Rules. The Company has extremely limited risk of AML issues.

Our review discovered the following:

1. Although the Company's AML procedures for 2011 and 2012 did not contain all the procedures from the FINRA Updated Small Firm Template, it included all the procedures necessary based on the risks of the Company. We also considered FINRA's comments on the 2011 procedures.
2. The Company rarely has new customers as there is no active selling. We discovered no new customers in 2011.

3. We determined that Lila Leblang has an understanding of the AML requirements, has implemented satisfactory procedures and monitors such procedures and performs all the monitoring.

4. We have been informed that there were no AML issues were discovered and no Forms SAR-SF were filed.

5. We considered the requirements of the Bank Secrecy Act's controls.

Based on our review, we are satisfied with the Company's AML Procedures and Compliance.

This information contained in this letter is intended solely for the use of the Board of Directors and management of M. H. Leblang, Inc. and its regulatory agencies and is not intended to be and should not be used for any other purposes or by anyone other than these specified parties.

Upon your review of this letter, please feel free to contact us with any questions.

Very truly yours,

Schulman Wolfson & Abruzzo, LLP

Schulman Wolfson & Abruzzo, LLP

OATH OR AFFIRMATION

I, Lila Leblang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.H.Leblang, Inc., as of December 31 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

EDWARD L. MANOWITZ
Notary Public, State of New York
No. 01MA4853312
Qualified in Nassau County
Commission Expires Feb. 17, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*